Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.
Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

January 20, 2016

Dear Shareholder,

You are cordially invited to attend a special general meeting (the “Meeting”) of the shareholders of Caesarstone Sdot-Yam Ltd. (the “Company”), to be held on February 24, 2016, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe, Israel.

The Company’s notice of the Meeting (the “Notice”), as published on January 13, 2016, and the proxy statement relating to the Meeting (the “Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on January 19, 2016, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s Board of Directors recommends you vote “FOR” the matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Yonathan Melamed Chairman of the Board of Directors

CAESARSTONE SDOT-YAM LTD.
Kibbutz Sdot Yam, MP Menashe, 3780400, Israel
Tel: +972-4-636-4555

PROXY STATEMENT
_______________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on February 24, 2016

MP Menashe, Israel, January 13, 2016 – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that a special general meeting (the “Meeting”) of its shareholders will be held on February 24, 2016, at 5:00pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called to approve the compensation terms of the chairman of the Company’s board of directors, Mr. Yonathan Melamed, effective, if approved by the shareholders at the Meeting, as of December 3, 2015, the date Mr. Melamed commenced his service as chairman of the board of directors (the “Proposal”).

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the Proposal.

The Board of directors recommends shareholders vote “FOR” the Proposal.

Only shareholders of record at the close of business on January 19, 2016, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof. A proxy statement describing the Proposal to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on the matter will be mailed on or about January 26, 2016, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about January 20, 2016. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, no later than February 14, 2016. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS Yonathan Melamed Chairman of the Board of Directors

M.P Menashe, Israel
January 13, 2016

INFORMATION ABOUT THIS PROXY STATEMENT AND
THE SPECIAL GENERAL MEETING OF SHAREHOLDERS

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Sdot-Yam Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the special general meeting of shareholders of the Company (the “Meeting”) to be held on February 24, 2016, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on January 19, 2016, the record date for the Meeting.

The Proxy

Yair Averbuch and Michal Baumwald Oron, or either one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Subject to applicable law and the rules of the NASDAQ Stock Market, if no instructions are indicated in such proxies with respect to the Proposal, the shares represented by properly executed and received proxies will be voted “FOR” the Proposal. If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, as described below.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on January 19, 2016 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of the Record Date, there were 35,294,755 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion. Therefore, if you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the Proposal, your broker will not be permitted to vote your shares on the Proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the Proposal.

The Board recommends shareholders vote “FOR” the Proposal.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investor Relations portion of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Special General Meeting of Shareholders and this Proxy Statement are available at the Investor Relations section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL ONE
APPROVAL OF COMPENSATION TERMS OF
THE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS

Background

The Company’s Board has elected Mr. Yonathan Melamed to serve as the Chairman of the Board effective as of Mr. Melamed’s reelection as a director at the annual general meeting of the Company’s shareholders, held on December 3, 2015 (the “Annual General Meeting”). While the Company’s shareholders approved Mr. Melamed’s reelection at the Annual General Meeting, the proposed compensation terms for his role as the Chairman of the Board were not approved. Upon further consideration, the compensation committee and the Board resolved to remove the variable component from the Chairman’s compensation package and approved a fixed compensation package for the Chairman, as described below. The terms of the revised compensation package are similar to the total amount of compensation proposed for approval at the Annual General Meeting, but no longer include any variable component tied to the Company's performance.

If approved by the shareholders, Mr. Melamed shall be entitled to a monthly fee in the amount of NIS 55,000 for his service as Chairman of the Board, effective as of December 3, 2015, the date Mr. Melamed commenced his service as Chairman. The Company will also provide Mr. Melamed with a vehicle and cellular phone and reimburse any expenses incurred by Mr. Melamed in connection with the performance of his duties as the Chairman of the Board. Mr. Melamded shall be entitled to the vehicle for three additional months following the termination of his service as Chairman of the Board.

The proposed terms of compensation are consistent with our Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the terms of compensation for the Chairman of the Board, as described in the Proxy Statement, dated January 20, 2016, effective as of December 3, 2015, the date Mr. Melamed commenced his service as Chairman.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Special General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report, filed on Form 20-F with the SEC on March 12, 2015, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com. In addition, on November 4, 2015, the Company submitted a press release on Form 6-K regarding its business and financial results for the three months ended September 30, 2015. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

       The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: Yonathan Melamed Chairman of the Board

MP Menashe, Israel
January 20, 2016